UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-31965

Taseko Mines Limited
(Translation of registrant's name into English)

12th Floor - 1040 W. Georgia St., Vancouver, BC V6E 4H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Taseko Mines Limited (File No. 333-271142), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated April 4, 2024
99.2	Material Change Report dated April 30, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

Date: May 15, 2024

/s/ Trevor Thomas
________________________________________
Trevor Thomas
Corporate Secretary